FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 IQA
Telephone 0870 6083678 Fax 01306 654991

82-34640

06014876

28 June 2006

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

16-Jun-06	Holding in Company
23-Jun-06	EEV 6 months to 30 June 2005
27-Jun-06	Treasury Stock
28-Jun-06	Senior Management change

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.

dlw 7/5

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	10:03 16-Jun-06
Number	PRNUK-1606

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Friends Provident plc

2) Name of shareholder having a major interest

AXA S.A. and its group companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of ordinary shares of 10p each held by each of them

Holder

Non Beneficial

Chase Nominees Ltd a/c 17336	172,000
Chase Nominees Ltd a/c 17260	310,987
AXA France	1,801,205
AXA Australia	340,465
AXA Financial Inc	284,269,518
AXA Rosenberg	41,876,230
AXA Financial Inc	143,813
AXA Ireland Pension Fund	21,000
AXA Colonia Konzem	30,000
HSBC Global Nominee (UK) Limited a/c 845042	200,000
HSBC Global Nominee (UK) Limited a/c 845029	155,000
HSBC Global Nominee (UK) Limited a/c 777094	10,142
HSBC Global Nominee (UK) Limited a/c 777167	10,293

HSBC Global Nominee (UK) Limited a/c 785078	3,363
Beneficial	
HSBC Global Nominee (UK) Limited a/c 867530	720,000
HSBC Global Nominee (UK) Limited a/c 867116	1,250,000
HSBC Global Nominee (UK) Limited a/c 867220	100,000
HSBC Global Nominee (UK) Limited a/c 867268	1,250,000
HSBC Global Nominee (UK) Limited a/c 867815	75,000
HSBC Global Nominee (UK) Limited a/c 867050	150,000
Smith and Williamson Nominees Ltd a/c S66	129,250
BNY (OCS) Nominees Limited	73,191
Sun Life International (IOM) Ltd a/c SLI11	377,000
AXA Colonia Konzem	6,060,000

5) Number of shares/amount of stock acquired

5,091,854 shares

6) Percentage of issued class

0.24%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

13 June 2006

11) Date company informed

15 June 2006

12) Total holding following this notification

339,528,457 shares

13) Total percentage holding of issued class following this notification

16.05%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Diana Monger - 01306 653026

16) Name and signature of authorised company official responsible for making this notification

Diana Monger

Date of notification - 16 June 2006

END

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	EEV 6 months to 30 June 2005
Released	09:30 23-Jun-06
Number	0610F

RNS Number:0610F
Friends Provident PLC
23 June 2006

23 June 2006

European Embedded Value basis results for the
six months ended 30 June 2005

Friends Provident has today published European Embedded Value (EEV) basis results for the six months from 1 January 2005 to 30 June 2005, for comparison purposes only.

EEV results for the first half of 2005 were:

	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
Contribution to profits from new Life & Pensions business	58	144
Life & Pensions underlying profit* before tax	229	434
Group underlying profit* before tax	272	524
Group pro forma embedded value**	3,282	3,464

The EEV methodology uses the bottom-up market-consistent approach to allow for risk. The same basis of preparation is used as for the results for the year ended 31 December 2005.

* Underlying profit on an EEV basis represents profit (based on expected investment return) attributable to ordinary shareholders of the parent before impairment of Asset Management goodwill, amortisation and impairment of Asset Management acquired intangible assets, and non-recurring items

** Pro forma embedded value is equal to ordinary shareholders' funds on an EEV basis adjusted to include F&C Asset Management plc at market value

\- Ends -

For further information, please contact:

Di Skidmore	Friends Provident plc	0845 641 7833
Chris Ford	Friends Provident plc	0845 641 7832
Alex Simmons	Finsbury Limited	020 7251 3801

Ref: G098

Notes to Editors

1. Friends Provident plc will report its interim results for the six months ending 30 June 2006 on 8 August 2006. There will be a presentation to investors and analysts at 9.30am at JP Morgan Cazenove, 20 Moorgate, London EC2R 6DA.

2. Friends Provident plc Financial Reporting Calendar

Group Interim Results	8 August 2006
UK Life & Pensions Presentation	11 October 2006
Friends Provident Life & Pensions Quarter 3 New Business Announcement	31 October 2006

3. About Friends Provident

Friends Provident plc is the holding company of the Friends Provident Group of companies and a member of the FTSE 100. With more than 2.5 million customers the Group employs nearly 5,000 staff in its three core businesses: UK Life & Pensions, International Life & Pensions and Asset Management.

The business was founded in 1832 on Quaker principles and aimed to alleviate the hardship of families facing misfortune. Friends Provident has embraced corporate governance and achieving high standards of corporate behaviour and accountability to both stakeholders and customers is at the heart of our business. In 2001 the company established the grant-making charity The Friends Provident Foundation with the aim to encourage new ways of thinking about how money can be used to solve a wide range of problems.

Fast growing

International Life & Pensions:

- Friends Provident International - 2005 full-year new business up 32% on 2004
- Lombard - new business compound annual growth rate 28% over last 10 years

UK Life & Pensions:

- Market share grown in each of last 3 years, from 3.4% in 2002 to 4.7% in 2005

Asset Management:

- Funds under management up from c£30 billion at listing to more than £110

billion at 31 March 2006

Financially strong

- With Profits Fund surplus £236m and Risk Capital Margin £276m at 31 December 2005

- Life & Pensions excess capital resources in accordance with FRS 27 £1.8 billion at 31 December 2005

- Regulatory solvency: Free Asset Ratio 18.3% at 31 December 2005

For more information on Friends Provident including, images, awards, fast facts, presentations, and media contacts please visit the media section at www.friendsprovident.com/media

Summary consolidated income statement on an EEV basis
For the half year ended 30 June 2005

	Notes	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
Contribution from new business		58	144
Profit from existing business:			
Expected return		91	196
Experience variances		16	22
Operating assumption changes (i)		30	16
Development costs		(10)	(25)
Expected return on shareholders' net assets within the Life & Pensions business		44	81
Life & Pensions underlying profit	2(a)	229	434
Asset Management underlying profit		52	108
Expected return on net pension liability		-	(2)
Expected return on corporate net assets		(3)	(7)
Corporate costs		(6)	(12)
Operating assumption changes for corporate costs		-	3
Underlying profit before tax		272	524
Investment return variances		207	550
Effect of economic assumption changes		(134)	(238)
Non-recurring items		(29)	(59)
Amortisation of Asset Management acquired intangible assets		(28)	(56)
Impairment of Asset Management acquired intangible Assets		-	(112)
Variation in value of option on convertible debt		(9)	(9)
Profit before tax		279	600
Tax		(104)	(196)
Profit after tax for the period		175	404
Attributable to:			
Ordinary shareholders of the parent		175	441
Minority interest		-	(37)
Profit after tax for the period		175	404

Earnings per share			
Based on EEV profit after tax (pence)	5	8.5	21.2
Based on EEV underlying profit (pence)	5	8.5	16.3

(i) The positive net operating assumption change of £30m (for half year ended 30 June 2005) is due to updating With Profits realistic balance sheet non-economic assumptions (such as the proportion of cash taken by deferred annuitants with guaranteed options at the time of vesting).

Consolidated statement of recognised income and expense on an EEV basis
For the half year ended 30 June 2005

	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
Actuarial gains/(losses) on defined benefit plans net of tax	7	(28)
Foreign exchange adjustments	(16)	(9)
Net loss recognised directly in equity	(9)	(37)
Profit after tax for the period	175	404
Total recognised income and expense for the period	166	367
Attributable to:		
Ordinary shareholders of the parent	174	417
Minority interest	(8)	(50)
Total recognised income and expense for the period	166	367

Consolidated movement in ordinary shareholders' equity on an EEV basis
For the half year ended 30 June 2005

	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
Total recognised income and expense for the period attributable to ordinary shareholders of the parent	174	417
Dividends on equity shares	(103)	(157)
Share based payments (impact on EEV reserves)	9	14
Conversion option on convertible bond	51	51
Increase in EEV reserves for the period	131	325
Increase as a result of business combinations	148	148
Share based payments (impact on share capital and share premium)	2	5
Net addition to ordinary shareholders' equity	281	478
At beginning of period	2,968	2,968
At end of period	3,249	3,446

Summary consolidated balance sheet on an EEV basis
At 30 June 2005

	30 June 2005 £m	31 Dec 2005 £m
Life & Pensions - long-term funds	723	621
Life & Pensions - shareholders' funds	324	429
Life & Pensions net assets	1,047	1,050
Corporate net (liabilities)/assets	(46)	14
Shareholders' invested net assets	1,001	1,064
Attributable net asset value of the Asset Management business net of minority interest	466	423
Net pension asset/(liability) of Friends Provident Pension Scheme	3	(13)
Shareholders' net worth	1,470	1,474
Provision for future corporate costs	(48)	(47)
Value of in-force Life & Pensions business	1,827	2,019
Ordinary shareholders' net assets on an EEV basis	3,249	3,446
Called-up share capital	214	214
Share premium account	2,035	2,038
EEV reserves	1,000	1,194
Ordinary shareholders' equity on an EEV basis	3,249	3,446

Value of in-force Life & Pensions business on an EEV basis
At 30 June 2005

	30 June 2005 £m	31 Dec 2005 £m
Value of in-force allowing for market risk (excluding time value of options and guarantees)	2,014	2,215
Time value cost of options and guarantees (including the impact of non-market risks)	(75)	(75)
Cost of regulatory solvency capital, plus excess economic capital requirements	(39)	(34)
Provision for operational risks	(73)	(87)
Value of in-force Life & Pensions business	1,827	2,019

Pro forma embedded value
At 30 June 2005

	30 June 2005 £m	31 Dec 2005 £m
Ordinary shareholders' equity on an EEV basis	3,249	3,446
Adjustment to the value of the listed Asset Management		

Business to market value	33	18
Pro forma embedded value	3,282	3,464

Pro forma embedded value per share	£1.57	£1.65

Notes to the EEV results

1. Methodology

1.1 Basis of preparation

The EEV results presented in this document have been prepared in accordance with the European Insurers' Chief Financial Officers Forum's EEV Principles issued in May 2004 and the Additional Guidance issued in 2005. They provide supplementary information to the results for the period ended 30 June 2005 which were published on 13 September 2005. The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The methodology is the same in all material aspects as that described in the Annual Report & Accounts 2005.

The EEV basis of reporting is designed to recognise profit as it is earned over the term of the policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the IFRS basis of reporting, but the timing of recognition is different.

The reported embedded value provides an estimate of the value of shareholders' interest in the covered business, excluding any value that may be generated from future new business. The covered business incorporates the Life & Pensions business (defined as long term business by UK and overseas regulators) but excludes the Asset Management Business. This value comprises the sum of the shareholders' net worth, the provision for future corporate costs and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders, and is represented by the sum of required capital and free surplus. The value of existing business is the present value of the projected stream of future distributable profits available to shareholders from the existing business at the valuation date, on a best estimate basis allowing for risk, adjusted for the cost of holding required capital.

The EEV results should be read in conjunction with the Group's Report & Accounts for the year ended 31 December 2005. These contain further information on the methodologies applied in preparing the EEV results and information regarding the Group's financial statements prepared in accordance with IFRS issued by the International Accounting Standards Board and adopted for use in the EU.

The EEV Principles have been followed in respect of non-covered business. In other respects the IFRS basis of reporting has been applied unless the EEV Principles permit otherwise. In particular the Principles have been applied to reflect Step Up Tier One Insurance Securities (STICS) as debt rather than as equity.

In addition, a pro forma embedded value is reported showing ordinary shareholders' funds on an EEV basis adjusted to include the F&C listed subsidiary at market value.

Shareholders' net assets on an EEV basis for the Group consist of the following:

- Life & Pensions net assets;
- the Group's share of its investment in the Asset Management business (including its net pension liability) on an IFRS basis;
- corporate net liabilities;
- the net pension liability of the Friends Provident Pension Scheme on an IAS 19 basis but including holdings in non-transferable securities issued by the Group (both net of deferred tax);
- a provision for future corporate costs;
- the present value of future profits attributable to shareholders from existing policies of the Life & Pensions business;

No provision is made for the cost of future earnout payments in respect of the Lombard acquisition.

The shareholders' net worth includes the corporate debt of the Group. This debt is valued at market value, consistent with the EEV guidance.

EEV and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rate. The new business contribution and other income statement items have been translated using an average exchange rate for the relevant period.

The EEV results were approved by the Board of Directors on 22 June 2006.

1.2 New business

New business within the covered business includes:

- premiums from the sale of new contracts;
- payments on recurring single premium contracts, including Department of Work and Pensions rebate premiums, except existing stakeholder-style pensions business where, if a regular pattern in the receipt of premiums for individuals has been established, the regular payment is treated as a renewal of an existing contract and not new business;
- non-contractual increments on existing policies;
- new entrants in group pensions business.

1.3 Allowance for risk

The allowance for risk in the shareholders' cash flows is a key feature of the EEV Principles. The EEV guidance sets out three main areas to allow for risk in an embedded value:

- the risk discount rate;
- the allowance for the cost of financial options and guarantees;
- the cost of holding both prudential reserves and any additional required capital.

The market-consistent approach has been used to allow for risks in all three areas.

1.4 Derived risk discount rates

A market-consistent embedded value has been calculated for each product line by valuing the cash flows in line with the prices of similar cash flows traded on the open market.

In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. The 'certainty equivalent approach' has been applied whereby for liabilities where the payouts are either independent or move linearly with market movements, assets are assumed to earn the risk-free rate and all cash flows are discounted using the risk-free rate.

For presentational purposes, a set of risk discount rates has been derived that would give the same value under a traditional embedded value approach as that from the market-consistent embedded value determined above.

1.5 Other assumptions

Allowance has been made for the costs of financial options and guarantees to policyholders, burn-through costs to the shareholders of assets in the With Profits Fund being insufficient to meet guarantees, and the costs of non-market risks.

1.6 Financial options and guarantees

The burn-through cost at 30 June 2005 of £75m (31 December 2005: £75m) is split between £43m (31 December 2005: £40m) market risk and £32m (31 December 2005: £35m) non-market risk.

1.7 Required capital and the cost of capital

In aggregate, the economic capital requirements at a product level at 30 June 2005 were higher than regulatory requirements by approximately £100m (31 December 2005: £100m).

Capital requirements under EEV amounted to £704m (31 December 2005: £551m). This includes shareholders' assets required to support the With Profits Fund.

1.8 Non-market risk

A provision of £73m (31 December 2005: £87m) has been made for operational risks in the shareholders' funds.

This provision of £73m is equivalent to a 0.4% (31 December 2005: 0.4%) increase in the derived risk discount rate for UK Life & Pensions business and 0.8% (31 December 2005: 0.8%) for International Life & Pensions business, recognising the higher operational risk in International business.

1.9 Expenses

(a) Corporate costs
For the half year to 30 June 2005, £3m (year ended 31 December 2005: £6m) of corporate costs were regular ongoing corporate costs and £3m (year ended 31 December 2005: £6m) were development or one-off costs. The ongoing costs have been capitalised under EEV Principles. The impact is a provision of £48m (31 December 2005: £47m).

(b) Service costs
F&C service fee profits in respect of covered Life & Pensions business, approximately £9m (year ended 31 December 2005: £15m), are brought into the consolidated income statement on an IFRS basis, and F&C is brought into the pro forma embedded value at market value.

Productivity gains have been assumed within the EEV results in respect of

International business. The Lombard EEV has been reduced by £9m (31 December 2005: £8m) for a projected expense overrun for the period to 2009 and a lower rate of expense inflation has been assumed for Friends Provident International Limited business. These make allowance for anticipated future productivity gains as these businesses grow.

2. Segmental analysis

(a) Life & Pensions EEV profit

Half year ended 30 June 2005

	Notes	Half year ended 30 June 2005 UK £m	Half year ended 30 June 2005 Intn'l £m	Half year ended 30 June 2005 Total £m	Year ended 31 Dec 2005 Total £m
Contribution from new business	2(b),3(a)	35	23	58	144
Profit from existing business:					
Expected return		79	12	91	196
Experience variances		19	(3)	16	22
Operating assumption changes		30	-	30	16
Development costs		(10)	-	(10)	(25)
Expected return on shareholders' net assets within the Life & Pensions business		43	1	44	81
Life & Pensions EEV underlying profit before tax		196	33	229	434
Non-recurring items		(1)	(1)	(2)	(13)
Investment return variances	3(b)	281	9	290	641
Effect of economic assumption changes		(131)	(3)	(134)	(236)
Life & Pensions EEV profit before tax		345	38	383	826
Attributed tax charge	3(c)	(104)	(7)	(111)	(232)
Life & Pensions EEV profit after tax		241	31	272	594

(b) New business margin

Half year ended 30 June 2005

	Half year ended 30 June 2005 UK	Half year ended 30 June 2005 Intn'l	Half year ended 30 June 2005 Total	Year ended 31 Dec 2005 Total
Contribution from new business	£35m	£23m	£58m	£144m
Volume of new business Annualised Premium Equivalent (APE)	£226m	£80m	£306m	£727m
Margin - APE	15.3%	29.3%	19.0%	19.8%

Volume of new business				
Present Value of New Business Premiums (PVNBP)	£1,510m	£675m	£2,185m	£5,397m
Margin - PVNBP	2.3%	3.5%	2.7%	2.7%

(c) Summary consolidated balance sheet on an EEV basis
Half year ended 30 June 2005

	30 June 2005 Segmental Analysis £m	30 June 2005 Intra-group Debt £m	30 June 2005 Total £m	31 Dec 2005 Total £m
Life & Pensions - long-term funds	723	(180)	543	441
Life & Pensions - shareholders' funds	324	770	1,094	1,199
Life & Pensions net assets	1,047	590	1,637	1,640
Corporate net assets	(46)	(795)	(841)	(781)
Shareholders' invested net assets	1,001	(205)	796	859
Attributable net asset value of the Asset Management business net of minority interest (i)	466	205	671	628
Net pension liability of Friends Provident Pension Scheme	3	-	3	(13)
Shareholders' net worth	1,470	-	1,470	1,474
Provision for future corporate costs			(48)	(47)
Value of in-force Life & Pensions business			1,827	2,019
Ordinary shareholders' net assets on an EEV basis			3,249	3,446
Called-up share capital			214	214
Share premium account			2,035	2,038
EEV reserves			1,000	1,194
Ordinary shareholders' equity on an EEV basis			3,249	3,446

(i) The attributable net asset value of the Asset Management business includes goodwill of £327m at 30 June 2005 (31 December 2005: £333m) and other intangible assets, net of related tax, of £203m (31 December 2005: £154m)

Intra-group debt consists of:

	Debt		Interest payable	
			Half year ended	Year ended
	30 June 2005 £m	31 Dec 2005 £m	30 June 2005 £m	31 Dec 2005 £m
Due from F&C to FPLP long-term funds	180	180	5	11
Due from F&C to FPLP Shareholders' fund	25	25	1	1
Due from FPLP Shareholders'				

fund to Friends Provident plc	795	795	7	30

(d) Life & Pensions net assets segmental information by business segment

	Half year ended 30 June 2005 UK £m	Half year ended 30 June 2005 Intn'l £m	Half year ended 30 June 2005 Total £m	Year ended 31 Dec 2005 Total £m
Life & Pensions net assets	1,028	19	1,047	1,050
Value of in-force Life & Pensions business	1,428	399	1,827	2,019
	2,456	418	2,874	3,069

3. Life & Pensions EEV profit

(a) Contribution from new business

	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
Contribution from new business before cost of capital and share based payments	62	152
Cost of share based payments	(1)	(2)
Cost of capital	(3)	(6)
Contribution from new business	58	144

(b) Investment return variance

	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
In respect of net assets at the start of year	47	84
Value of in-force business	157	373
Investment return variance after tax	204	457
Investment return variance before tax	290	641

(c) Attributed tax charge

	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
Contribution from new business	15	35
Profit from existing business	42	69

Development costs	(3)	(8)
Expected return on shareholders' net assets within the Life & Pensions business	13	24
Non-recurring items	-	(3)
Investment return variances	86	184
Effect of economic assumption changes	(42)	(69)
Attributed tax charge	111	232

5. Earnings per share

Basic and underlying earnings per share

	Half year ended 30 June 2005 Earnings £m	Half year ended 30 June 2005 Per share pence	Year ended 31 Dec 2005 Earnings £m	Year ended 31 Dec 2005 Per share pence
Profit after tax attributable to ordinary shareholders of the parent	175	8.5	441	21.2
Investment return variances	(207)	(10.0)	(550)	(26.4)
Variation in value of option on convertible debt	9	0.4	9	0.4
Effect of economic assumption changes	134	6.5	238	11.4
Amortisation and impairment of Asset Management acquired intangible assets	28	1.4	168	8.1
Non-recurring items	29	1.4	59	2.8
Tax charge on items excluded from underlying profit	27	1.3	46	2.2
Minority interest on items excluded from underlying profit	(19)	(1.0)	(72)	(3.4)
Underlying profit after tax attributable to ordinary shareholders of the parent	176	8.5	339	16.3

	30 June 2005 millions	31 Dec 2005 millions
Weighted average number of ordinary shares	2,065	2,082

6. EEV assumptions

6.1 Principal economic assumptions - deterministic

Economic assumptions are actively reviewed and are based on the market yields on risk-free assets at the valuation date.

Assumptions

UK and International (excluding Lombard):	30 June 2005 %	31 Dec 2005 %
Risk-free rate (i)	4.2	4.1

Investment returns before tax:		
Fixed interest	3.7-5.0	3.8-4.7
Equities	7.2	7.1
Properties	6.2	6.1
Future expense inflation:		
UK business	3.7	3.9
International business	3.3	3.15
UK corporation tax rate	30.0	30.0
Risk discount rate (average):		
In-force (UK business)	7.7	7.4
In-force (International business)	6.3	6.3
Risk discount rate:		
New business (UK business)	6.7	6.5
New business (International business)	6.1	6.0

(i) For UK and International business (excluding Lombard) the risk-free rate is set with reference to the gilt yield curve at the valuation date. For annuity and with-profits business, a term dependent rate allowing for the shape of the yield curve is used as this can significantly impact value. For other business, a rate based on the annualised 15-year gilt yield is used.

Lombard:	30 June 2005 %	31 Dec 2005 %
Risk-free rate	3.6	3.6
Investment returns before tax	4.8	4.9
Future expense inflation	3.3	3.5
Tax rate	25.8	25.8
Risk discount rate (average) - in-force	6.2	6.3
Risk discount rate (average) - new business	6.2	6.3

The key exchange rates used in respect of Lombard business were a closing exchange rate of 1 Euro = £0.675 (31 Dec 2005: £0.687).

Margins are added to the risk-free rates to obtain investment return assumptions for equity and property. For corporate fixed interest securities the investment return assumptions are derived from an AA-bond yield spread, limited to the actual return on the underlying assets. As we have followed a market-consistent approach, these investment return assumptions affect only the derived risk discount rates and not the embedded value result.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum for UK business and 0.25% per annum for International business (excluding Lombard) in excess of the assumed long-term rate of retail price inflation. This is derived from the difference between the risk-free rate of return and the average of the FTSE Actuaries over 5-year index-linked gilt at 5% and 0% inflation.

For Lombard the risk-free rate is the average of the 10-15 year and the over 15 year yields using the EuroMTS indices. The investment return assumption is the weighted average (based on asset mix) of returns of fixed interest securities, equities and cash. The Lombard investment return assumption is shown gross of tax, but net of fund management charges.

Average derived risk discount rates are shown below for the embedded value and the contribution from new business. The average derived risk discount rate for in-force has reduced over the half-year to 30 June 2005 due mainly to a lower risk-free rate and a lower risk margin on annuities. A more detailed split of the derived risk discount rates is given in the following table.

Derived risk discount rates by product type

Embedded Value	UK With-profits %	UK Annuity %	Other UK %	International Sterling %	International Euro %
Risk-free rate	4.2	4.2	4.2	4.2	3.6
Market risks (non-options)	3.0	6.3	1.5	1.3	1.8
Options - market risks	4.9	-	-	-	-
Options - non-market risks	3.6	-	-	-	-
Other non - market risks	0.4	0.4	0.4	0.8	0.8
Risk discount rate	16.1	10.9	6.1	6.3	6.2

Contribution from new business:

	UK %	International Sterling %	International Euro %
Risk-free rate	4.2	4.2	3.6
Market risks	2.1	1.1	1.8
Non-market risks	0.4	0.8	0.8
Risk discount rate	6.7	6.1	6.2

These tables show that with-profits and annuity business is subject to more investment risk than the remaining business, and so the appropriate risk discount rates are higher.

6.2 Principal economic assumptions - stochastic

The cost of options and guarantees is determined using The Smith Model economic scenario generator. The model is calibrated to market conditions at the valuation date and correlations between the asset classes are derived from historic data, consistent with the model used for the Realistic Balance Sheet.

Risk-free rates are calibrated to the gilt yield curve. Equity volatility is calibrated to replicate the implied volatility of FTSE 100 put options held by the With Profits Fund. Property holdings are modelled as a mix of equity and gilt assets, calibrated to derive a level of running yield and volatility as observed in historical data.

Bonus rates are set at levels which fully utilise the assets supporting the in-force business over its lifetime and are consistent with the economic assumptions and the Group's bonus policy.

6.3 Other assumptions

Other assumptions are regularly reviewed having regard to past, current and expected future experience, and any other relevant data. These are set so as to be best estimate assumptions.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's operating experience and industry studies. In particular, improvements in annuitant mortality have been assumed to follow the medium cohort for males and 75% of this for females.

Allowance for commission is based on the Group's experience.

Special Purpose Review Report of KPMG Audit Plc to Friends Provident plc ('the Company') on its Preliminary European Embedded Value ('EEV') Interim Supplementary Information for the six months to 30 June 2005

*We have reviewed the preliminary EEV interim supplementary information for the six month period ended 30 June 2005 ("the preliminary EEV interim supplementary information"). The preliminary EEV interim supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together the EEV Principles) using the methodology and assumptions set out in notes 1 and 6.

The EEV supplementary information presented for the 12 month periods ending 31 December 2005 and 2004, which has previously been published, is excluded from the scope of this report.

This report is made solely to the Company in accordance with the terms of our engagement. Our work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our work, this report, or for the opinions that we have formed.

Respective responsibilities of directors and KPMG Audit Plc

As described in the basis of preparation, the directors of the Company are responsible for the preparation of the preliminary EEV interim supplementary information on an EEV basis in accordance with the EEV Principles.

Our responsibilities under the terms of our engagement are to report to the Company our review conclusion as to whether we are aware of any material modifications that should be made to the preliminary EEV interim supplementary information.

Basis of review conclusion

We conducted our review having regard to Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the preliminary EEV interim supplementary information and underlying financial data and, based thereon, assessing whether the EEV Principles have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the preliminary EEV interim supplementary information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the preliminary EEV interim supplementary information as presented for the six month period ended 30 June 2005.

Emphasis of matter

Without qualifying our opinion we draw your attention to the following matter.

The Company has prepared the EEV basis supplementary information for the six month period ended 30 June 2005 to provide the comparative supplementary information expected to be included in the Company's EEV basis supplementary information to be included in the interim report for the six months ending 30 June 2006.

KPMG Audit Plc
Chartered Accountants
London
22 June 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED

2006 JUL -5 P 2:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	12:09 27-Jun-06
Number	PRNUK-2706

Treasury Shares

27 June 2006

Friends Provident plc announces that following the transfer of 6,732 treasury shares from the Treasury Shares Account to option holders of the Deferred Share Plan and the Friends Provident plc ShareSave Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,331,849 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Senior Management Change
Released	11:00 28-Jun-06
Number	2836F

RNS Number:2836F
Friends Provident PLC
28 June 2006

28 June 2006

Senior Management Changes

Friends Provident today announces that Keith Satchell, who has been group chief executive since 1 June 1997, has given notice of his intention to retire from the company in the first half of next year and that the Board has appointed Philip Moore, currently the group finance director, to succeed him. Until that time their roles remain unchanged.

Commenting on these changes, Sir Adrian Montague, the chairman of Friends Provident said:

"Keith Satchell has informed the Board that he wishes to retire from the company, as he approaches the 10th anniversary of his appointment as chief executive. His retirement at age 55 was foreshadowed as long ago as our de-mutualisation and so reluctantly the Board has accepted his decision.

"The Board has prepared for this succession with great care. Since last Autumn, the Nomination Committee has met regularly to consider the way forward and, as a result, I am very glad to announce that it is the Board's intention, when Keith's retirement takes effect, to invite Philip Moore to succeed him as group chief executive. Philip has worked alongside Keith for the last three years and with his experience and capability will continue to drive the business forward with the Board when Keith steps down.

"The transition will take place in the first half of 2007, but we have not yet fixed a precise date. Keith and Philip will continue in their existing roles until that time, but Philip's new role will leave a vacancy at group finance director level, which we will be addressing in the months to come."

Keith Satchell said:

"2007 will be the right time for me personally to move on and I shall not be seeking another executive role. The company is in great shape and has had a strong start to 2006. Philip is extremely talented and will lead the Friends Provident Group to further success in the future. However, until the date of my retirement I am very much "in post" and I remain totally committed and enthusiastic.

2005

Asset Management:

- Funds under management up from c£30 billion at listing to more than £110 billion at 31 March 2006

Financially strong

- With Profits Fund surplus £236m and Risk Capital Margin £276m at 31 December 2005
- Life & Pensions excess capital resources in accordance with FRS 27 £1.8 billion at 31 December 2005
- Regulatory solvency: Free Asset Ratio 18.3% at 31 December 2005

For more information on Friends Provident including, images, awards, fast facts, presentations, and media contacts please visit the media section at www.friendsprovident.com/media

This information is provided by RNS
The company news service from the London Stock Exchange

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